Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

VIA EDGAR

December 23, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          The RBB Fund, Inc. — Request for Withdrawal of Post-Effective Amendment No. 182 to the Registration Statement on Form N-1A (SEC File Nos. 33-20827 and 811-5518)

Ladies and Gentlemen:

I am writing on behalf The RBB Fund, Inc. (the “Company”), pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of post-effective amendment no. 182 (the “Amendment”) to the Company’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system on October 16, 2015 (Accession No. 0001104659-15-071107).

The Amendment was filed under Rule 485(a) for the purpose of adding a new series to the Company.  However, the Company has determined not to offer the new series. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

Therefore, the Company respectfully submits this application for withdrawal of the Amendment (Accession No. 0001104659-15-071107) filed under the EDGAR submission type 485APOS on October 16, 2015.

Questions and comments concerning this application may be directed to the undersigned at 215-988-3307.

Respectfully,

/s/ Jillian L. Bosmann
Jillian L. Bosmann